Mail Stop 6010

	November 7, 2005


Robert E. Bettger
Director
Advanced BioEnergy, LLC
910 9th Street
Fairmont, Nebraska 68354

Re:	Advanced BioEnergy, LLC
	Amendment No. 4 to Registration Statement on Form SB-2
      Filed November 7, 2005
	Registration No. 333-125335

Dear Mr. Bettger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether you have any information about your financial position or results during your last completed quarter that would be material to your investors. Also, update your response to this comment as of the date you request that the registration statement be declared effective.

Additional Information, page 97

2. We note the text that you have deleted in the second paragraph of this section. Please revise so that your disclosure includes all of the information required by Item 101(c) of Regulation S-B.

Exhibit 10.14

3. Please tell us why the agreement with Fagen Engineering, LLC dated
September 8, 2005, previously filed as Exhibit 10.14 to your registration statement, is no longer a material agreement.

4. We note that Exhibits A and B will not be used in your contract.
Please tell us how you will determine the expenses contemplated by
Section 5.2 of the agreement.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Todd, Review Accountant at (202) 551-
3605
if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at
(202) 551-3635 or me at (202) 551-3617 with any other questions.


	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	William E. Hanigan, Esq.
	Miranda L. Hughes, Esq.
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Robert E. Bettger
Advanced BioEnergy, LLC
November 7, 2005
Page 2